UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

929740-10-8
(CUSIP Number)

Mr. Erwan Faiveley
c/o Famille Faiveley Participations
10, rue du Tribourg
21700 Nuits Saint Georges - FRANCE
Telephone: +33 (0) 3.80.61.04.55

Copy to

Bertrand Cardi
Olivier Huyghues Despoints
Darrois Villey Maillot Brochier
75116 Paris - FRANCE
Telephone: +33 (0) 1.45.02.19.19
Facsimile: +33 (0) 1.45.02.49.59

Adam O. Emmerich, Esq.
DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 929740-10-8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Erwan Faiveley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,199 (1) (2)

	8	SHARED VOTING POWER
6,306,781 (1)

	9	SOLE DISPOSITIVE POWER
1,199 (1) (2)

	10	SHARED DISPOSITIVE POWER
6,306,781 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,307,980 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

___________
(1)
In connection with the consummation of certain transactions contemplated by that certain Share Purchase Agreement, dated as of October 6, 2015 (as amended from time to time, the "Share Purchase Agreement") relating to Faiveley Transport, S.A. ("Faiveley"), by and among Financière Faiveley S.A., a French société anonyme ("FinF"), Famille Faiveley Participations S.A.S., a French société par actions simplifèe ("FFP"), Mr. François Faiveley and Mr. Erwan Faiveley (collectively, the "Sellers"), Wabtec Corporation ("Wabtec") and FW Acquisition, LLC ("FW"), on November 30, 2016, the Sellers received in the aggregate 6,307,489 shares of common stock of Wabtec in exchange for 5,473,325 ordinary shares of Faiveley acquired by FW. Mr. Erwan Faiveley received directly 518 shares of common stock of Wabtec. FFP is the controlling interestholder of FinF, and FAIVInvest, S.C.A., a Luxembourg société commandite par actions ("FAI"), is the controlling interestholder of FFP. Mr. Erwan Faiveley is the President of FinF and FFP and a manager (gérant) of FAI, and a direct and/or indirect minority interestholder in each of FinF, FFP and FAI. All shares of common stock of Wabtec held by FinF and FFP are indicated as owned by Mr. Erwan Faiveley in this report because of his affiliation with FinF, FFP and FAI, and Mr. Erwan Faiveley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.  Except as expressly indicated herein, Mr. Erwan Faiveley disclaims beneficial ownership of all the shares held by FinF, FFP and FAI and this report shall not be deemed an admission that, for purposes of Section 16 of the Exchange Act or otherwise, that Mr. Erwan Faiveley or any of FinF, FFP and FAI is the beneficial owner of shares of common stock of Wabtec.

(2)	Includes 681 shares of common stock of Wabtec that vest on May 11, 2017.
(3)
Percentage calculation based on 89,073,431 shares of common stock of Wabtec reported as issued and outstanding as of November 4, 2016 in Wabtec's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2016.

CUSIP No. : 929740-10-8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
François Faiveley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
190 (1)

	8	SHARED VOTING POWER
6,306,781 (1)

	9	SOLE DISPOSITIVE POWER
190 (1)

	10	SHARED DISPOSITIVE POWER
6,306,781 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,306,971 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

___________
(1)
In connection with the consummation of certain transactions contemplated by that certain Share Purchase Agreement, relating to Faiveley, by and among FinF, FFP, Mr. François Faiveley and Mr. Erwan Faiveley, Wabtec and FW, on November 30, 2016, the Sellers received in the aggregate 6,307,489 shares of common stock of Wabtec in exchange for 5,473,325 ordinary shares of Faiveley acquired by FW. Mr. François Faiveley received directly 190 shares of common stock of Wabtec. FFP is the controlling interestholder of FinF, and FAI is the controlling interestholder of FFP. Mr. François Faiveley is member of the conseil de surveillance of FAI, and the controlling interestholder of FAI. All shares of common stock of Wabtec held by FinF and FFP are indicated as owned by Mr. François Faiveley in this report because of his affiliation with FinF, FFP and FAI, and Mr. François Faiveley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Except as expressly indicated herein, Mr. François Faiveley disclaims beneficial ownership of all the shares held by FinF, FFP and FAI and this report shall not be deemed an admission that, for purposes of Section 16 of the Exchange Act or otherwise, that Mr. François Faiveley or any of FinF, FFP and FAI is the beneficial owner of shares of common stock of Wabtec.

(2)
Percentage calculation based on 89,073,431 shares of common stock of Wabtec reported as issued and outstanding as of November 4, 2016 in Wabtec's quarterly report on Form 10-Q filed with the SEC on November 7, 2016.

CUSIP No. : 929740-10-8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Financière Faiveley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
5,328,631 (1)

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
5,328,631 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,328,631 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________
(1)
In connection with the consummation of certain transactions contemplated by that certain Share Purchase Agreement, relating to Faiveley, by and among FinF, FFP, Mr. François Faiveley and Mr. Erwan Faiveley, Wabtec and FW, on November 30, 2016, the Sellers received in the aggregate 6,307,489 shares of common stock of Wabtec in exchange for 5,473,325 ordinary shares of Faiveley acquired by FW. FinF received directly 5,328,631 shares of common stock of Wabtec. FFP is the controlling interestholder of FinF, and FAI is the controlling interestholder of FFP.

(2)
Percentage calculation based on 89,073,431 shares of common stock of Wabtec reported as issued and outstanding as of November 4, 2016 in Wabtec's quarterly report on Form 10-Q filed with the SEC on November 7, 2016.

CUSIP No. : 929740-10-8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Famille Faiveley Participations

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
6,306,781 (1)

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
6,306,781 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,306,781 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________
(1)
In connection with the consummation of certain transactions contemplated by that certain Share Purchase Agreement, relating to Faiveley, by and among FinF, FFP, Mr. François Faiveley and Mr. Erwan Faiveley, Wabtec and FW, on November 30, 2016, the Sellers received in the aggregate 6,307,489 shares of common stock of Wabtec in exchange for 5,473,325 ordinary shares of Faiveley acquired by FW. FFP received directly 978,150 shares of common stock of Wabtec. FinF received directly 5,328,631 shares of common stock of Wabtec.  FFP is the controlling interestholder of FinF, and FAI is the controlling interestholder of FFP.

(2)
Percentage calculation based on 89,073,431 shares of common stock of Wabtec reported as issued and outstanding as of November 4, 2016 in Wabtec's quarterly report on Form 10-Q filed with the SEC on November 7, 2016.

CUSIP No. : 929740-10-8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FAIVInvest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
6,306,781 (1)

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
6,306,781 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,306,781 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________
(1)
In connection with the consummation of certain transactions contemplated by that certain Share Purchase Agreement, relating to Faiveley, by and among FinF, FFP, Mr. François Faiveley and Mr. Erwan Faiveley, Wabtec and FW, on November 30, 2016, the Sellers received in the aggregate 6,307,489 shares of common stock of Wabtec in exchange for 5,473,325 ordinary shares of Faiveley acquired by FW. FAI received directly 0 shares of common stock of Wabtec. FFP received directly 978,150 shares of common stock of Wabtec. FinF received directly 5,328,631 shares of common stock of Wabtec.  FFP is the controlling interestholder of FinF, and FAI is the controlling interestholder of FFP.

(2)
Percentage calculation based on 89,073,431 shares of common stock of Wabtec reported as issued and outstanding as of November 4, 2016 in Wabtec quarterly report on Form 10-Q filed with the SEC on November 7, 2016.

CUSIP No. : 929740-10-8

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $0.01 per share ("Common Stock"), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (the "Issuer" or the "Company").  The principal executive offices of the Company are located at 1001 Air Brake Avenue, Wilmerding, PA 15148.

Item 2.  Identity and Background.

This Schedule 13D is being filed jointly on behalf of Messrs. François Faiveley and Erwan Faiveley, Financière Faiveley S.A., a société anonyme organized under the laws of France ("FinF"), Famille Faiveley Participations S.A.S, a société par actions simplifiée organized under the laws of France ("FFP"), (collectively, the "Shareholders") and Faivinvest S.C.A., a société commandite par actions, organized under the laws of Luxembourg ("FAI" and, collectively, with the Shareholders, the "Reporting Persons"). The business address of each Shareholder is 3, rue du 19 mars 1962, 92230 Gennevilliers, France. The business address of FAI is 41, boulevard Royal, L-2449 Luxembourg.

On November 30, 2016, pursuant to the Share Purchase Agreement (as amended, the "Share Purchase Agreement"), dated as of October 6, 2016, by and among the Issuer, Wabtec France and the Shareholders, the Issuer completed the purchase from the Shareholders of 7,475,537 ordinary shares of Faiveley Transport, S.A. ("Faiveley Transport") owned in the aggregate by the Shareholders, representing a total of approximately 51% of the outstanding share capital of Faiveley Transport, a société anonyme organized under the laws of France. Pursuant to the Share Purchase Agreement, approximately 25% of the consideration, or approximately $212 million, was paid in cash, and the remaining consideration consisted of 6,307,489 shares of common stock of the Issuer.

FFP is the controlling interestholder of FinF, and FAI is the controlling interestholder of FFP. Mr. François Faiveley is the controlling interestholder of FAI. Mr. Erwan Faiveley is the President of FinF and FFP and a manager (gérant) of FAI, and a direct and/or indirect minority interestholder in each of FinF, FFP and FAI.

The present principal occupation of François Faiveley is member of the conseil de surveillance of FAI.

The present principal occupation of Erwan Faiveley is President of FinF and FFP and a manager (gérant) of FAI.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of FinF are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of FFP are listed on Schedule II hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of FAI are listed on Schedule III hereto.

Each of Messrs. Faiveley and the individuals referred to on Schedules I, II and III hereto are French citizens.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I, II or III hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to and the description of the Share Purchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

CUSIP No. : 929740-10-8

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On November 30, 2016, pursuant to the Share Purchase Agreement, dated as of October 6, 2016, by and among the Issuer, Wabtec France and the Shareholders, the Issuer completed the purchase from the Shareholders of 7,475,537 ordinary shares of Faiveley Transport owned in the aggregate by the Shareholders, representing a total of approximately 51% of the outstanding share capital of Faiveley Transport. Pursuant to the Share Purchase Agreement, approximately 25% of the consideration, or approximately $212 million, was paid in cash, and the remaining consideration consisted of 6,307,489 shares of common stock of the Issuer.

References to and the description of the Share Purchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4.  Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Shareholders Agreement

In connection with the Share Purchase Agreement, the Shareholders entered into a shareholders agreement with the Issuer (as amended from time to time, the "Shareholders Agreement"), which became effective at the closing of the transactions contemplated by the Share Purchase Agreement on November 30, 2016.

In connection with closing of the transactions contemplated by the Share Purchase Agreement and in accordance with the terms of the Shareholders Agreement, the Board of Directors of the Company elected Philippe Alfroid and Erwan Faiveley, two individuals designated by the Shareholders for this purpose, as members of the Issuer's Board of Directors on November 30, 2016. Mr. Alfroid was elected as a member of the class of directors whose term expires at the Issuer's 2017 Annual Meeting of Stockholders. Mr. Faiveley was elected as a member of the class of directors whose term expires at the Issuer's 2018 Annual Meeting of Stockholders. In addition, in accordance with the terms of the Shareholders Agreement, Mr. Stephane Rambaud-Measson, the former chief executive officer of Faiveley Transport, shall serve as a board observer.

The Shareholders have agreed, subject to any permitted transfers as set forth in the Shareholders Agreement, that they will not, directly or indirectly, sell, assign, pledge, hypothecate or otherwise transfer any of the shares of Common Stock issued under the Share Purchase Agreement until the earlier of the three year anniversary of the closing date and a change of control of the Issuer.

The Shareholders Agreement also provides the Shareholders with certain customary registration and preemptive rights, and also contains certain other covenants, representations and warranties.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer's business or corporate structure; changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the "Act"); and taking any action similar to any of those enumerated above.

References to and the description of the Shareholders Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

CUSIP No. : 929740-10-8

Item 5.  Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)     The following assumes that there is a total of 95,380,920 shares of Common Stock outstanding following the issuance of the Common Stock pursuant to the Share Purchase Agreement, based on the number of shares of Common Stock reported in the Issuer's quarterly report on 10-Q filed with the SEC on November 7, 2016.

(i)   Mr. Erwan Faiveley may be deemed to beneficially own 6,307,980 shares of Common Stock pursuant to Rule 13d-3 under the Act which constitutes approximately 6.6% of the outstanding shares of Common Stock.

(ii)   Mr. François Faiveley may be deemed to beneficially own 6,306,971 shares of Common Stock pursuant to Rule 13d-3 under the Act which constitutes approximately 6.6% of the outstanding shares of Common Stock.

(iii)  FinF may be deemed to beneficially own 5,328,631 shares of Common Stock pursuant to Rule 13d-3 under the Act which constitutes approximately 5.6% of the outstanding shares of Common Stock.

(iv)  FFP may be deemed to beneficially own 6,306,781 shares of Common Stock pursuant to Rule 13d-3 under the Act which constitutes approximately 6.6% of the outstanding shares of Common Stock.

(v)   FAI may be deemed to beneficially own 6,306,781 shares of Common Stock pursuant to Rule 13d-3 under the Act which constitutes approximately 6.6% of the outstanding shares of Common Stock.

(b)
(i)   Mr. Erwan Faiveley may be deemed to have sole power to direct the voting and disposition of 1,199 shares, and the shared power to direct the voting and disposition of 6,306,781 shares.

(ii)   Mr. François Faiveley may be deemed to have sole power to direct the voting and disposition of 190 shares, and the shared power to direct the voting and disposition of 6,306,781 shares.

(iii)  FinF may be deemed to have the shared power to direct the voting and disposition of 5,328,631 shares.

(iv)  FFP may be deemed to have the shared power to direct the voting and disposition of 6,306,781 shares.

(v)   FAI may be deemed to have shared power to direct the voting and disposition of 6,306,781 shares.

 (c)      Except as set forth in Item 2, Item 3 and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)     To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to Be Filed as Exhibits.
1.
Exhibit A – Share Purchase Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley, FW Acquisition, LLC and Wabtec Corporation, dated as of October 6, 2015, including Certificate of designations, preferences and other rights of Series A convertible preferred stock of Wabtec Corporation, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 7, 2015.

2.
Exhibit B – Amendment No. 1 to Share Purchase Agreement among Mr. Erwan Faiveley, Wabtec France and Wabtec Corporation, dated as of October 24, 2016, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 26, 2016.

3.
Exhibit C – Shareholders' Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley and Wabtec Corporation, dated as of October 6, 2015, incorporated by reference to Exhibit 2.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 7, 2015.

4.
Exhibit D – Amendment No. 1 to Shareholders' Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley and Wabtec Corporation, dated as of October 24, 2016, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 26, 2016.

5.	Exhibit E – Joint Filing Agreement, by and among FAIVInvest, Financière Faiveley, Famille Faiveley Participations, François Faiveley and Erwan Faiveley, dated as of December 9, 2016.

6.	Exhibit F – Power of Attorney granted by François Faiveley in favor of Erwan Faiveley and Michael O. van den Berg, dated as of December 8, 2016.

CUSIP No. : 929740-10-8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

FAIVINVEST

By:	/s/ Erwan Faiveley
Name: Erwan Faiveley
Title: Gérant

FINANCIERE FAIVELEY

By:	/s/ Erwan Faiveley
Name: Erwan Faiveley
Title: President

FAMILLE FAIVELEY PARTICIPATIONS

By:	/s/ Erwan Faiveley
Name: Erwan Faiveley
Title: President

ERWAN FAIVELEY

By:	/s/ Erwan Faiveley
Name: Erwan Faiveley

FRANCOIS FAIVELEY

By:	/s/ Erwan Faiveley
Name: Erwan Faiveley
Title: Attorney-in-Fact

CUSIP No. : 929740-10-8

EXHIBIT INDEX

1.
Exhibit A – Share Purchase Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley, FW Acquisition, LLC and Wabtec Corporation, dated as of October 6, 2015, including Certificate of designations, preferences and other rights of Series A convertible preferred stock of Wabtec Corporation, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 7, 2015.

2.
Exhibit B – Amendment No. 1 to Share Purchase Agreement among Mr. Erwan Faiveley, Wabtec France and Wabtec Corporation, dated as of October 24, 2016, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 26, 2016.

3.
Exhibit C – Shareholders' Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley, and Wabtec Corporation, dated as of October 6, 2015, incorporated by reference to Exhibit 2.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 7, 2015.

4.
Exhibit D – Amendment No. 1 to Shareholders' Agreement among Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley, Erwan Faiveley and Wabtec Corporation, dated as of October 24, 2016, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on October 26, 2016.

5.	Exhibit E – Joint Filing Agreement, by and among FAIVInvest, Financière Faiveley, Famille Faiveley Participations, François Faiveley and Erwan Faiveley, dated as of December 9, 2016.

6.	Exhibit F – Power of Attorney granted by François Faiveley in favor of Erwan Faiveley and Michael O. van den Berg, dated as of December 8, 2016.

CUSIP No. : 929740-10-8

SCHEDULE I
All addresses are 3, rue du 19 mars 1962, 92230 Gennevilliers, France, unless otherwise indicated.
Name, Business Address and Position	Present Principal Occupation	Citizenship
Benoit Faiveley, member of the conseil d'administration	Member of the conseil d'administration of FinF; member of the directoire of FFP; member of the conseil de surveillance of FAI	French
Erwan Faiveley, President of the conseil d'administration	President of the conseil d'administration FinF; President of FFP; manager (gérant) of FAI	French
François Faiveley, member of the conseil d'administration	Member of the conseil d'administration of FinF; member of the conseil de surveillance of FAI	French

CUSIP No. : 929740-10-8

SCHEDULE II

All addresses are 3, rue du 19 mars 1962, 92230 Gennevilliers, France unless otherwise indicated.
Name, Position and Business Address	Present Principal Occupation	Citizenship
Benoit Faiveley, member of the directoire	Member of the conseil d'administration of FinF; member of the directoire of FFP; member of the conseil de surveillance of FAI	French
Erwan Faiveley, President, President of the directoire	President of the conseil d'administration FinF; President of FFP; manager (gérant) of FAI	French
Eve Faiveley, member of the conseil de surveillance	Member of the conseil de surveillance of FFP; member of the conseil de surveillance of FAI	French
Faivinvest S.C.A., member of the conseil de surveillance, 41, boulevard Royal, L-2449 Luxembourg[1]

1 Luxembourg société commandite par actions; primary activity is ownership interest in FFP. Represented on the conseil de surveillance of FFP by Francois Faiveley.

CUSIP No. : 929740-10-8

SCHEDULE III

All addresses are 3, rue du 19 mars 1962, 92230 Gennevilliers, France, unless otherwise indicated.
Name, Business Address and Position	Present Principal Occupation	Citizenship
Jerome Demimuid, manager (gérant), délégué de la gestion journalière	Manager (gérant) and délégué de la gestion journalière of FAI	French
Benoit Faiveley, member of the conseil de surveillance	Member of the conseil d'administration of FinF; member of the directoire of FFP; member of the conseil de surveillance of FAI	French
Erwan Faiveley, manager (gérant)	President of the conseil d'administration FinF; President of FFP; manager (gérant) of FAI	French
Eve Faiveley, President of the conseil de surveillance	Member of the conseil de surveillance of FFP; member of the conseil de surveillance of FAI	French
François Faiveley, member of the conseil de surveillance	Member of the conseil d'administration of FinF; member of the conseil de surveillance of FAI	French